UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2017

Commission File Number: 001-38198

BEST Inc.

(Registrant’s name)

2nd Floor, Block A, Huaxing Modern Industry Park

No. 18 Tangmiao Road, Xihu District, Hangzhou

Zhejiang Province 310013

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEST Inc.

By:	/s/ Lei Guo
	Name:	Lei Guo
	Title:	Chief Accounting Officer and Vice President of Finance

Date: November 17, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	BEST Inc. Announces Unaudited Third Quarter 2017 Financial Results